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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

June 23, 2017

VIA EDGAR
==========
Sumeera Younis
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Spinnaker ETF Trust (the "Trust"), with respect to Fieldstone Merlin Dynamic Large Cap Growth ETF ("Large Cap Growth ETF"), Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF ("Fixed Income ETF") and Fieldstone UVA Dividend Value ETF ("Dividend Value ETF") (each a "Fund" and collectively, the "Funds"), File Nos. 333-215942 and 811-22398

Dear Ms. Younis,
This letter is being filed to respond to the comments received from you on June 5, 2017, regarding the Trust's Pre-Effective Amendment ("PEA") No. 1 filed on April 20, 2017 on Form N-1A.
Set forth below is a summary of the comments received by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
Prospectus
1.	Comment. Please confirm that the tickers will be included on the cover page of the Funds' Prospectus.
Response.  The Registrant confirms that the tickers have been added.
2.
Comment.  Please explain Fieldstone's relationship with respect to the Funds. Specifically, please further describe the marketing brand and why it is used by Merlin Capital, LLC d/b/a Merlin Asset Management ("Merlin") and Universal Value Advisors ("UVA", together with Merlin, the "Sub-Advisers").

Securities and Exchange Commission
June 23, 2017

Response.   Fieldstone is the registered investment adviser where the licenses of Robert Barone and Joshua Barone, the portfolio managers for the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Value ETF, are held for their individual account management business. Fieldstone's relationship with the Funds stems from Fieldstone's interest in differentiating its investment strategies by finding investment managers that Fieldstone believes are a good fit for its clients' asset allocation models. In addition, as the Funds fit into Fieldstone's management style, there is a possibility that assets managed by other Fieldstone account managers will flow into the Funds. As such, the Sub-Advisers believe that the Funds will benefit from their association with Fieldstone in that Fieldstone's other individual account managers may direct their client assets to the Funds. However, there are no contracts or other agreements between the Sub-Advisers and Fieldstone as to Fieldstone's use of the Funds.In addition, for purposes of the Funds, the Sub-Advisers are completely independent from Fieldstone. Fieldstone will have no input on the portfolio decisions of the Funds and will not be privy to any investment decisions. Any information that Fieldstone receives concerning the Funds will be by public means. Fieldstone will also receive no compensation from the Funds, the portfolio managers to the Funds, or the Sub-Advisers.
3.
Comment.  Please confirm that the expense limitation described in the footnote to each Fund's Annual Fund Operating Expenses table will be effective for at least twelve months from the effective date of the Funds' Prospectus, in accordance with Item 3 of Form N-1A.

Response.  The Trust confirms that the expense limitation described in the footnote to each Fund's Annual Fund Operating Expenses table will be effective for at least twelve months from the effective date of the Funds' Prospectus.
4.
Comment.  For the  Large Cap Growth ETF, please explain why the Russell 1000 ® Index is an appropriate index to use to define market capitalization as opposed to a different large cap index or mid cap index.

Response.  The Registrant has revised the Fund's Principal Investment Strategies section to define market capitalization using the Russell 1000 Growth® Index. Specifically, the Registrant has added the following:
The Fund defines "large cap growth" securities as those issued by companies with public stock market capitalizations similar to those of companies constituting the Russell 1000 Growth® Index, which as of December 31, 2016, was between $394.9 million and $634.4 billion, and which Merlin believes have above average expected long term earnings growth.
5.	Comment. Please superscript the registered mark for the Russell 1000® Index.

Securities and Exchange Commission
June 23, 2017

Response.  The Registrant confirms that the requested change has been made.
6.
Comment.  For the  Large Cap Growth ETF, please tailor the Fund's principal investment risks to the Fund's investment strategy. Specifically, please consider if foreign investment risk, geographic risk and valuation risk is appropriate for the Fund.

Response.  The Registrant has deleted foreign investment risk, geographic risk and valuation risk from the Fund's Principal Investment Risks section. In addition, the Registrant has also deleted emerging markets risk, foreign currency risk, foreign securities risk and risk of investing in developed countries.
7.
Comment.  For the Large Cap Growth ETF, please consider whether the following sector risks are relevant: consumer discretionary, health care, industrials and information technology. If relevant, please include further information regarding these sectors in the Fund's Principal Investment Strategies section.

Response.  The Registrant believes that the above sector risks are relevant to this Fund and accordingly, the Registrant has added the following disclosure to the Fund's Principal Investment Strategies section:
The Fund will primarily invest in the following sectors: consumer discretionary, health care, industrials and information technology, but may at any given time invest in none of these sectors and in other sectors.
8.	Comment. Please include the date as of which each portfolio manager became the portfolio manager of each Fund.
Response.  The Registrant confirms that the requested change has been made for all the Funds. Each portfolio manager will begin his service as of inception.
9.	Comment. Supplementally, please provide the price per share of the initial 10,000 shares of each Fund.
Response.  The price per share of the initial 10,000 shares of each Fund is $10.00.
10.
Comment.  For the Fixed Income ETF, please revise the Fund's Principal Investment Strategies section to ensure consistency throughout. Please also define collateralized mortgage obligations and collateralized debt obligations.

Response.  The Registrant has revised the Fund's Principal Investment Strategies section to provide consistency throughout the section and has defined collateralized mortgage obligations and collateralized debt obligations. Specifically, the Registrant has included the following relevant disclosure:
Under normal circumstances, the Fund intends to invest primarily in fixed income and other income-producing instruments rated BB or better by either Moody's or S&P and unrated securities considered by the Sub-Adviser to be of comparable credit quality. The Fund may, however, invest up to 20% of its total assets in fixed income and other income-producing instruments rated below BB and those that are unrated but determined by the Sub-Adviser to be of comparable credit quality ("the 20% bucket"). Those instruments include high yield, high risk bonds, commonly known as junk bonds, that are rated below BB by both Moody's and S&P. The Sub-Adviser considers all mortgage-backed securities to be eligible for purchase regardless of their credit rating or lack thereof, and such securities, if present in the Fund, do not count toward "the 20% bucket."

Securities and Exchange Commission
June 23, 2017

Within the limits of the 20% bucket described above, the Fund may invest in mortgage-backed securities of any maturity or type, including those guaranteed by, or secured by collateral that is guaranteed by, the United States Government, its agencies, instrumentalities or sponsored corporations, as well as those of private issuers not subject to any guarantee. Mortgage-backed securities include, among others, government mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities (e.g., interest-only and principal-only securities) and inverse floaters. The Fund may also invest in corporate debt obligations (including foreign hybrid securities); asset-backed securities; foreign securities (corporate and government); emerging market securities (corporate and government); inflation-indexed bonds; bank loans and assignments; income-producing securitized products, including collateralized debt obligations ("CLOs"); preferred securities; and other instruments bearing fixed or variable interest rates of any maturity.
11.	Comment. Please substantiate or consider revising the following sentence included in the Dividend Value ETF's Principal Investment Strategies section.
The Sub-Adviser's investment philosophy starts with a deep understanding of macroeconomic trends and the complex driving forces in the global marketplace, which helps the firm set geographic, industry and sector parameters for investing in publicly traded securities.
Response.  The Registrant has revised the above sentence as follows:
The Sub-Adviser's investment philosophy ~~starts~~begins with ~~a deep~~an understanding of macroeconomic trends and the complex driving forces in the global marketplace, which helps the firm set geographic, industry and sector parameters for investing in publicly traded securities.
12.	Comment. For the Dividend Value ETF, please consider more specifically describing the Fund's investments in publicly traded securities.
Response.  The Registrant has revised the Fund's Principal Investment Strategies section to include the following:

Securities and Exchange Commission
June 23, 2017

The Fund seeks to achieve its investment objective by investing principally in dividend-paying securities, and under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in such securities. The Sub-Adviser selects equity securities that it believes are out of favor and undervalued. The Sub-Adviser then attempts to purchase the securities and hold them until it believes that the securities have reached their fair value. The Fund considers "dividend-paying equity securities" to be securities of companies that declare and pay cash dividends on at least an annual basis.
he Sub-Adviser selects equity securities consisting of common stocks and securities having the characteristics of common stocks, such as preferred stocks, convertible securities, rights and warrants. The Fund may invest in companies of any market capitalization. The Fund may also invest in both domestic and foreign securities. The Fund will primarily invest in the following sectors: consumer discretionary, consumer staples, health care, energy, industrials and information technology, but may at any given time invest in none of these sectors and in other sectors.
13.	Comment. For the Dividend Value ETF, please consider revising the following sentence:
These other strategies may include convertible securities and warrants, foreign securities, futures and options, hybrid instruments, currency derivatives, and other investment companies.
Response.  The Registrant has deleted the above sentence. In addition, the Registrant has added the following relevant disclosure:
The Fund may invest up to 20% of its net assets in futures, options and options on futures; cash and cash equivalents; other investment companies; and in other securities and instruments, which the Sub-Adviser believes will help the Fund achieve its investment objective.
14.	Comment. For the Dividend Value ETF, please include a separate section in the S&P 500 Sectors Table to show the typical sector weightings for the Fund.
Response.  The Registrant confirms that the requested change has been made.
15.
Comment.  For the Dividend Value ETF, please consider whether the following sector risks are relevant: consumer discretionary, consumer staples, health care, energy, industrials and information technology. If relevant, please include further information regarding these sectors in the Fund's Principal Investment Strategies section.

Response.  The Registrant believes that the above sector risks are relevant to this Fund and accordingly, the Registrant has added the following disclosure to the Fund's Principal Investment Strategies section:
The Fund will primarily invest in the following sectors: consumer discretionary, health care, industrials and information technology, but may at any given time invest in none of these sectors and in other sectors.

Securities and Exchange Commission
June 23, 2017

16.	Comment. Please consider deleting the following sentence:
The Sub-Adviser considers preferred stock to meet the definition of debt securities for the Fund.
Response.  The Registrant confirms that the requested change has been made.
17.	Comment. Please revise Affiliated Fund Risk in the back of the Funds' Prospectus to reference all sub-advisers of the Funds.
Response.  The Registrant confirms that the requested change has been made.
18.	Comment. Please consider whether Mortgage- and Asset-Backed Securities Risks should be updated to reflect more recent events.
Response.  The Registrant has updated the Mortgage- and Asset-Backed Securities Risks disclosure. Specifically, the Registrant has revised the risk disclosure to include the following disclosure:
Ongoing developments in the residential mortgage market may have additional consequences to the market for mortgage-backed securities. In past years, delinquencies and losses generally increased with respect to securitizations involving residential mortgage loans and potentially could begin increasing again as a result of a weakening housing market and the seasoning of securitized pools of mortgage loans. Many so-called sub-prime mortgage pools are currently distressed and may be trading at significant discounts to their face value.
Additionally, mortgage lenders have adjusted their loan programs and underwriting standards, which has reduced the availability of mortgage credit to prospective mortgagors. This has resulted in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for mortgagors has resulted in higher rates of delinquencies, defaults and losses on mortgage loans, particularly in the case of, but not limited to, mortgagors with adjustable rate mortgage loans or interest-only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest-only period. These events, alone or in combination with each other and with deteriorating economic conditions in the general economy, may continue to contribute to higher delinquency and default rates on mortgage loans. The tighter underwriting guidelines for residential mortgage loans, together with lower levels of home sales and reduced refinance activity, also may have contributed to a reduction in the prepayment rate for mortgage loans generally and this may continue. The values of mortgage-backed securities may be substantially dependent on the servicing of the underlying mortgage pools, and therefore are subject to risks associated with the negligence or malfeasance by their servicers and to the credit risk of their servicers. In certain circumstances, the mishandling of related documentation also may affect the rights of security holders in and to the underlying collateral.

Securities and Exchange Commission
June 23, 2017

The U.S. Government conservatorship of Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Federal National Mortgage Corporation ("Fannie Mae") in September 2008 and its ultimate resolution may adversely affect the real estate market, the value of real estate-related assets generally and markets generally. In addition, there may be proposals from the U.S. Congress or other branches of the U.S. Government regarding the conservatorship, including regarding reforming Fannie Mae and Freddie Mac or winding down their operations, which may or may not come to fruition. There can be no assurance that such proposals, even those that are not adopted, will not adversely affect the values of the Fund's assets.

The Federal Housing Finance Agent ("FHFA"), as conservator or receiver of Fannie Mae and Freddie Mac, has the power to repudiate any contract entered into by Fannie Mae or Freddie Mac prior to its appointment if it determines that performance of the contract is burdensome and repudiation of the contract promotes the orderly administration of Fannie Mae's or Freddie Mac's affairs. In the event the guaranty obligations of Fannie Mae or Freddie Mac are repudiated, the payments of interest to holders of Fannie Mae or Freddie Mac mortgage-backed securities would be reduced if payments on the mortgage loans represented in the mortgage loan groups related to such mortgage-backed securities are not made by the borrowers or advanced by the servicer. Any actual direct compensatory damages for repudiating these guaranty obligations may not be sufficient to offset any shortfalls experienced by such mortgage-backed security holders.
Further, in its capacity as conservator or receiver, FHFA has the right to transfer or sell any asset or liability of Fannie Mae or Freddie Mac without any approval, assignment or consent. If FHFA were to transfer any such guaranty obligation to another party, holders of Fannie Mae or Freddie Mac mortgage-backed securities would have to rely on that party for satisfaction of the guaranty obligation and would be exposed to the credit risk of that party.
19.	Comment. Please consider whether Risk of Investing in Developed Countries should be updated to reflect more recent events.
Response.  The Registrant has updated the Risk of Investing in Developed Countries disclosure. The Registrant has included the revised risk disclosure below.

Securities and Exchange Commission
June 23, 2017

Risk of Investing in Developed Countries. Investment in developed country issuers may subject the Fund to regulatory, political, currency, security, economic and other risks specific to developed countries. Developed countries generally tend to rely on services sectors (e.g., the financial services sector) as the primary means of economic growth. A prolonged slowdown in services sectors is likely to have a negative impact on economies of certain developed countries. Many developed countries experienced a significant economic slowdown during the financial crisis that began in 2007. In the past, certain developed countries have been targets of terrorism. Acts of terrorism in developed countries or against their interests may cause uncertainty in the financial markets and adversely affect the performance of the issuers to which the Fund has exposure. Heavy regulation of certain markets, including labor and product markets, may have an adverse effect on certain issuers. Such regulations may negatively affect economic growth or cause prolonged periods of recession. Many developed countries are heavily indebted and face rising healthcare and retirement expenses. In addition, price fluctuations of certain commodities and regulations impacting the import of commodities may negatively affect developed country economies.
On March 29, 2017, the UK notified the European Council, in accordance with Article 50, of the UK's intention to withdraw from the EU. In issuing the notice, the UK has begun the two year process set out in Article 50 for the UK and the EU to negotiate the terms of the UK's withdrawal from the EU, taking into account the framework for the UK's future relationship with the EU. In accordance with Article 50 the UK will cease to be a member of the EU from March 30, 2019, absent any agreement between the UK and the EU which results in a change to this date. This historic event is widely expected to have consequences that are both profound and uncertain for the economic and political future of the United Kingdom and the EU, and those consequences include significant legal and business uncertainties pertaining to an investment in the Fund. Due to the very recent occurrence of these events, the full scope and nature of the consequences are not at this time known and are unlikely to be known for a significant period of time. At the same time, it is reasonable to assume that the significant uncertainty in the business, legal and political environment engendered by these events has resulted in immediate and longer term risks that would not have been applicable had the UK not sought to withdraw from the EU ("Brexit Risks").
Brexit Risks include short and long term market volatility and currency volatility, macroeconomic risk to the UK and European economies, impetus for further disintegration of the EU and related political stresses (including those related to sentiment against cross border capital movements and activities of investors like the Fund), prejudice to financial services businesses that are conducting business in the EU and which are based in the UK, disruption to regulatory regimes related to the operations of the Fund and the Investment Adviser, legal uncertainty regarding achievement of compliance with applicable financial and commercial laws and regulations in view of the expected steps to be taken pursuant to or in contemplation of Article 50 and negotiations undertaken under Article 218 of the Treaty on the Functioning of the European Union, and the unavailability of timely information as to expected legal, tax and other regimes.

Securities and Exchange Commission
June 23, 2017

20.	Comment. Please include a statement on the back cover of the Funds' Prospectus that additional information on the Funds can be found in the annual and semi-annual reports of the Funds.
Response.  The Registrant confirms that the requested change has been made. Specifically, the Registrant has added the following language:
Additional information about the Fund's investments will be available in the annual and semi-annual reports to shareholders. The annual reports will include discussions of market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis